SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)*

RumbleOn, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.001 per share

(Title of Class of Securities)

781386305

(CUSIP Number)

Mark Tkach

1188 East Camelback Road

Phoenix, AZ 85014

(602) 532-4600

with a copy to:

Kellie L. Bobo, Esq.

Haynes and Boone, LLP

98 San Jacinto Boulevard, Suite 1500

Austin, Texas 78701

(512) 867-8411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 781386305
1	NAME OF REPORTING PERSONS William Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,321,489 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,321,489 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,321,489 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 17.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,233,498 shares of Class B Common Stock held in The WRC 2021 Irrevocable Trust, for which Mr. Coulter serves as Trustee, and 63,136 shares of Class B Common Stock held by WJC Properties, L.L.C., for which Mr. Coulter serves as Manager, and does not include 28,531 shares of Class B Common Stock underlying unvested time-based restricted stock units as granted to Mr. Coulter under the 2017 Stock Incentive Plan.
(2)	Excludes 6,408,940 shares of Class B Common Stock held by Mr. Tkach as to which Mr. Coulter disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Coulter is the beneficial owner of such securities.
(3)	Based upon 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2024, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 18, 2024.

CUSIP No. 781386305
1	NAME OF REPORTING PERSONS Mark Tkach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,408,940 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,408,940 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,408,940 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 18.1% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Does not include 28,531 shares of Class B Common Stock underlying unvested time-based restricted stock units as granted to Mr. Tkach under the 2017 Stock Incentive Plan.
(2)	Excludes 6,321,489 shares of Class B Common Stock held by the other Reporting Persons hereto as to which Mr. Tkach disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Tkach is the beneficial owner of such securities.
(3)	Based upon 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2024, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 18, 2024.

CUSIP No. 781386305
1	NAME OF REPORTING PERSONS WJC Properties, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 63,136 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,136 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,136 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 12,667,293 shares of Class B Common Stock held by the other Reporting Persons hereto as to which WJC Properties, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WJC Properties, L.L.C. is the beneficial owner of such securities.
(2)	Based upon 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2024, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 18, 2024.

CUSIP No. 781386305
1	NAME OF REPORTING PERSONS WRC-2009, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 63,136 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,136 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,136 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 63,136 shares of Class B Common Stock held by WJC Properties, L.L.C., for which WRC-2009, L.L.C. is the controlling member. The WRC-98 Trust is the sole member of WRC-2009, L.L.C.
(2)	Excludes 12,667,293 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and The WRC-98 Trust, as to which WRC-2009, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WRC-2009, L.L.C. is the beneficial owner of such securities.
(3)

Based upon 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2024, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 18, 2024.

CUSIP No. 781386305
1	NAME OF REPORTING PERSONS The WRC-98 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 63,136 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,136 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,136 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 63,136 shares of Class B Common Stock held by WJC Properties, L.L.C. The WRC-98 Trust is the sole member of WRC-2009, L.L.C., which is the controlling member of WJC Properties, L.L.C.
(2)	Excludes 12,667,293 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and WRC-2009, L.L.C., as to which The WRC-98 Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC-98 Trust is the beneficial owner of such securities.
(3)	Based upon 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2024, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 18, 2024.

CUSIP No. 781386305
1	NAME OF REPORTING PERSONS The WRC 2021 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,233,498 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,233,498 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,233,498 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.5% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 11,496,931 shares of Class B Common Stock held by the other Reporting Persons hereto as to which The WRC 2021 Irrevocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC 2021 Irrevocable Trust is the beneficial owner of such securities.
(2)	Based upon 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2024, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 18, 2024.

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D originally filed on March 6, 2023 (the “Schedule 13D”) with the Securities and Exchange Commission by William Coulter (“Mr. Coulter”) and Mark Tkach (“Mr. Tkach”), as amended by Amendment No. 1 filed on March 15, 2023, Amendment No. 2 filed on May 16, 2023, Amendment No. 3 filed on June 20, 2023, Amendment No. 4 filed on July 3, 2023, Amendment No. 5 filed on August 18, 2023, Amendment No. 6 filed on September 11, 2023, Amendment No. 7 filed on December 12, 2023, and Amendment No. 8 filed on November 18, 2024 (the Schedule 13D as so amended, the “Amended Schedule 13D”), with respect to the Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), of RumbleOn, Inc., a Nevada corporation (the “Issuer”). This Amendment No. 9 amends the Amended Schedule 13D as specifically set forth herein. Other than as set forth below, the Amended Schedule 13D is unmodified. Capitalized terms not defined herein have the meanings given to such terms in the Amended Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Pursuant to the previously disclosed Rights Offering Term Sheet in connection with the previously disclosed 2024 Rights Offering, on November 26, 2024, the Issuer entered into a Support and Standby Purchase Agreement (the “2024 Support and Standby Purchase Agreement”) with the Backstop Investor and the Supporting Investors. The 2024 Support and Standby Purchase Agreement provides that, among other things: (i) in connection with the 2024 Rights Offering, as of the close of business on November 25, 2024 (the “2024 Rights Offering Record Date”), the Issuer will distribute the 2024 Subscription Rights at no charge to Eligible Securityholders to subscribe for and purchase shares of Class B Common Stock of the Issuer at a Subscription Price of $4.18 per share; and (ii) the Supporting Investors will exercise all of their respective 2024 Subscription Rights in full prior to the expiration of the 2024 Rights Offering.

The 2024 Support and Standby Purchase Agreement allocates the several obligations for each Supporting Investor to exercise his respective 2024 Subscription Rights in full prior to the expiration of the 2024 Rights Offering as follows: (i) Mr. Tkach: 18.145%; and (ii) Mr. Coulter: 17.897%. Mr. Tkach and Mr. Coulter are not entitled to receive a fee for the commitment made by each of them under the 2024 Support and Standby Purchase Agreement. Mr. Tkach and Mr. Coulter are, however, entitled to receive reimbursement of reasonable expenses related to the 2024 Support and Standby Purchase Agreement and the 2024 Rights Offering. The 2024 Support and Standby Purchase Agreement also requires the Issuer to execute a registration rights agreement that provides registration rights to each Supporting Investor in respect of the Backstop Securities that were previously sold to them on December 8, 2023, under the Standby Purchase Agreement, originally dated August 8, 2023 and amended on November 20, 2023. Any party to the 2024 Support and Standby Purchase Agreement may terminate the agreement if the 2024 Rights Offering has not been consummated by December 31, 2024.

As disclosed in the Issuer’s current report on Form 8-K, dated November 26, 2024, the 2024 Subscription Rights will give Eligible Securityholders the ability to purchase up to 2,392,344 shares of Class B Common Stock. The 2024 Subscription Rights will expire and will have no value for Eligible Securityholders if they are not exercised prior to 5:00 p.m. Eastern Time on December 12, 2024. Each Eligible Securityholder will receive one 2024 Subscription Right for each share of either Class B Common Stock or Class A common stock of the Issuer, par value $0.001 per share, owned as of the 2024 Rights Offering Record Date.

The foregoing descriptions of the 2024 Rights Offering and the 2024 Support and Standby Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the Issuer’s current report on Form 8-K, dated November 26, 2024, the 2024 Support and Standby Purchase Agreement, and the Issuer’s press release, dated November 26, 2024, which are each incorporated herein by reference to Exhibit 99.28, Exhibit 99.29, and Exhibit 99.30 to this Schedule 13D.

On November 11, 2024, Mr. Tkach and Mr. Coulter entered into a commitment letter (the “Pre-Owned Floor Plan Facility and SLB Commitment Letter”) pursuant to which Mr. Tkach and Mr. Coulter firmly committed to: (i) provide a floor plan financing facility of not less than $16.0 million of total committed availability to finance pre-owned powersports vehicle inventory (the “Pre-Owned Floor Plan Facility”) and (ii) enter into a sale leaseback transaction with the Issuer, which will consist of a sale by the Issuer of certain real property located in Daytona, Florida for $4.0 million and a subsequent triple-net lease back from the buyer at a lease rate of $25,666 per month of base rent plus a pass-through of triple-net charges, including property taxes, insurance, and maintenance and repair costs (the “SLB Transaction”). The base rent for the SLB Transaction is expected to increase by two percent annually, and the term of the lease will not be for less than ten years. The SLB Transaction is expected to close no later than December 31, 2024.

Pursuant to the Pre-Owned Floor Plan Facility and SLB Commitment Letter, on December 6, 2024, RumbleOn Dealers, Inc., a Delaware corporation (“RumbleOn Dealers”), as borrower, the Issuer, as a guarantor, Mr. Tkach and Mr. Coulter as lenders, and RideNow Management LLLP, an Arizona limited liability limited partnership, as administrative agent, entered into that certain Floor Plan Financing Agreement (the “Floor Plan Financing Agreement”). The Floor Plan Financing Agreement provides for the Pre-Owned Floor Plan Facility to be made available by Mr. Tkach and Mr. Coulter to RumbleOn Dealers. Advances under the Floor Plan Financing Agreement may be used by RumbleOn Dealers to enable it to acquire ownership of, or to reimburse it for the acquisition cost of, certain previously owned motorcycles (but excluding scooters), ATVs and UTVs. Borrowings under the Pre-Owned Floor Plan Facility shall bear interest based on term SOFR plus 5.00%. The Pre-Owned Floor Plan Facility will terminate on April 1, 2026, unless extended by agreement of the parties in accordance with the terms of the Floor Plan Financing Agreement. The Pre-Owned Floor Plan Facility is secured by a first priority security interest in the pre-owned powersports vehicle inventory financed thereunder.

The foregoing descriptions of the Pre-Owned Floor Plan Facility and SLB Commitment Letter, the SLB Transaction, the Floor Plan Financing Arrangement and the Pre-Owned Floor Plan Facility do not purport to be complete and are qualified in their entirety by reference to the Issuer’s current report on Form 8-K, dated November 11, 2024, and the Issuer’s current report on Form 8-K, dated December 6, 2024, which are each incorporated herein by reference to Exhibit 99.26 and Exhibit 99.31 to this Schedule 13D.

Item 5.	Interest in Securities of Issuer.

The information contained in Item 5 of the Amended Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of the shares of Class B Common Stock reported owned by each Reporting Person is based on 35,320,954 shares of Class B Common Stock, $0.001 par value, outstanding as of November 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2024, that was filed by the Issuer with the U.S. Securities and Exchange Commission on November 18, 2024.

A.	Mr. Coulter

(a)	As of the date hereof, Mr. Coulter beneficially owned 6,321,489 shares of Class B Common Stock. Mr. Coulter’s beneficial ownership includes 1,233,498 shares of Class B Common Stock held in 2021 Trust, for which Mr. Coulter serves as Trustee, and 63,136 shares of Class B Common Stock held by WJC Properties, for which he serves as Manager. Mr. Coulter is the Trustee of 98 Trust, which is the sole member of WRC LLC, which is the controlling member of WJC Properties.

Percentage: 17.9%

(b)

1.	Sole power to vote or direct vote: 6,321,489
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 6,321,489
4.	Shared power to dispose or direct disposition: 0

B.	Mr. Tkach

(a)	As of the date hereof, Mr. Tkach beneficially owned 6,408,940 shares of Class B Common Stock.

Percentage: 18.1%

(b)

1.	Sole power to vote or direct vote: 6,408,940
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 6,408,940
4.	Shared power to dispose or direct disposition: 0

C.	WJC Properties

(a)	As of the date hereof, WJC Properties beneficially owned 63,136 shares of Class B Common Stock.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 63,136
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 63,136
4.	Shared power to dispose or direct disposition: 0

D.	WRC LLC

(a)	As of the date hereof, WRC LLC beneficially owned 63,136 shares of Class B Common Stock, as controlling member of WJC Properties.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 63,136
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 63,136
4.	Shared power to dispose or direct disposition: 0

E.	98 Trust

(a)	As of the date hereof, 98 Trust beneficially owned 63,136 shares of Class B Common Stock, as the sole member of WRC LLC, which is the controlling member of WJC Properties.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 63,136
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 63,136
4.	Shared power to dispose or direct disposition: 0

F.	2021 Trust

(a)	As of the date hereof, 2021 Trust beneficially owned 1,233,498 shares of Class B Common Stock.

Percentage 3.5%

(b)

1.	Sole power to vote or direct vote: 1,233,498
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 1,233,498
4.	Shared power to dispose or direct disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 12,730,429 shares of Class B Common Stock owned in the aggregate by all of the Reporting Persons, totaling 36.0% of the outstanding Class B Common Stock.  Each Reporting Person disclaims beneficial ownership of such shares of Class B Common Stock except to the extent of their pecuniary interest therein.

(c)	As of the date hereof, other than as set forth herein, the Reporting Persons have not effected any transactions in the Class B Common Stock since the filing of Amendment No. 8.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Class B Common Stock described herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 9 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to add the following:

Exhibit 99.28 – Current Report on Form 8-K, dated November 26, 2024 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on November 26, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

Exhibit 99.29 – Support and Standby Purchase Agreement, dated as of November 26, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 26, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

Exhibit 99.30 – Press Release, dated November 26, 2024 (incorporated by reference to Exhibit 99.7 to the Issuer’s Current Report on Form 8-K filed on November 26, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

Exhibit 99.31 – Current Report on Form 8-K, dated December 6, 2024 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed on December 6, 2024, by the Issuer with the U.S. Securities and Exchange Commission).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2024

/s/ William Coulter
William Coulter

/s/ Mark Tkach
Mark Tkach

WJC PROPERTIES, L.L.C.

/s/ William Coulter
By: William Coulter
Title: Manager

WRC-2009, L.L.C.

/s/ William Coulter
By: William Coulter
Title: Manager

The WRC-98 Trust

/s/ William Coulter
By: William Coulter
Title: Trustee

THE WRC 2021 Irrevocable Trust

/s/ William Coulter
By: William Coulter
Title: Trustee